

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 17, 2008

Mr. David Zaiken
Chief Executive Officer
Siberian Energy Group Inc.
275 Madison Avenue, 6th Floor
New York, NY 10016

>   **Re: Siberian Energy Group Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
>   **Filed April 15, 2008**
>   **File No. 333-118902**

Dear Mr. Zaiken:

We have completed our review of your Form 10-KSB and related filings, and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief